UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

4068 Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, 518053

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aesthetic Medical International Holdings Group Limited

By:	/s/ Wu Guanhua
Name:	Wu Guanhua
Title:	Chief Financial Officer

Date: September 8, 2020

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release — Aesthetic Medical International Holdings Group Limited to Hold Annual General Meeting on September 15, 2020
99.2	Notice of Annual General Meeting
99.3	Proxy Statement for Annual General Meeting
99.4	Form of CN Purchase Agreement
99.5	Form of Exit Payments Agreement
99.6	Form of First Rank Deed of Share Charge over 51% of Shares in Dragon Jade Holdings Limited
99.7	Form of First Rank Deed of Share Charge over 51% of Shares in Peng Oi Investment (Hong Kong) Holdings Limited
99.8	Forms of Equity Interest Pledge Agreements
99.9	Proxy Card for Annual General Meeting

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